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            persbericht

           Datum 3 september 2003
Voorinlichtingen Hans Koeleman




               Albert Heijn implements further efficiency measures
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Zaandam, The Netherlands, September 3, 2003 -- Albert Heijn is to continue its efficiency drive to address current market conditions in its sector more swiftly and effectively.

Albert Heijn intends to shed 440 jobs, 250 of which are at its corporate office and a further 190 at its logistics and distribution unit. These job reductions include the portion of the savings announced earlier this year that have not yet been realized.

It is expected that one-third of the job reductions will be sustained through natural attrition. A social plan is being developed for the other associates involved. Forced redundancies have not been ruled out. The reorganization must be completed by December 31, 2004. The Works Council has been asked for its advice and the trades unions are being informed today.

The reorganization is intended to create a healthy commercial and financial basis for the company's future. The job reductions concern indirect functions and are in areas that do not impact the primary processes and quality of customer service in the stores. Indeed, it is intended that customers should benefit from the efficiency measures.

Following the upward trend of 2002, Dutch consumers are spending significantly less in 2003. Price has become a much more important factor. As the country's leading service supermarket chain, Albert Heijn has felt the impact of its customers spending less per store visit. This has resulted in a 26.7% market share over the first half of 2003, compared to 27.9% in the corresponding period last year (according to A.C. Nielsen), as well as a disappointing sales trend.

Albert Heijn wants to be the best supermarket chain in The Netherlands with attractive prices. Cost reductions should make it easier to reinforce Albert Heijn's advantages -- quality, innovation, choice and service -- while making price levels more competitive. Albert Heijn's investment in technology and support systems in recent years also makes it possible to drive the organization more efficiently.

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